Exhibit 20

British American Tobacco p.l.c.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tadeu Marroco
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Acquisition of shares in the joint names of Tadeu Marroco and Luciana Franco Do Amaral as a result of the reinvestment of dividend income.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£32.59021975	206

d)	Aggregated information - Aggregated volume - Price	206 £6,713.59
e)	Date of the transaction	2025-02-11
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Luciana Franco Do Amaral
2	Reason for the notification
a)	Position/status	Person Closely Associated with a person discharging managerial responsibilities; Tadeu Marroco, Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Acquisition of shares in the joint names of Tadeu Marroco and Luciana Franco Do Amaral as a result of the reinvestment of dividend income.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£32.59021975	206

d)	Aggregated information - Aggregated volume - Price	206 £6,713.59
e)	Date of the transaction	2025-02-11
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Nancy Jiang Date of notification: 13 February 2025